July 9, 2018

Board of Directors

c/o Mr. John Hadjipateras, President and Chief Executive Officer

Dorian LPG Ltd.

c/o Dorian LPG (USA) LLC

27 Signal Road
Stamford, Connecticut 06902

Dear Dorian Board of Directors,

It has been over a month since we proposed a combination of Dorian and BW LPG. While we have made numerous attempts to engage with the Dorian management team and Dorian’s advisors, we have been surprised and disappointed by their refusal to engage with us.

We continue to believe in the merits of this transaction. In particular, we expect the transaction will bring Dorian shareholders immediate earnings accretion following closing, allow Dorian shareholders to enjoy the benefits of the substantially stronger overall credit profile of the combined company, and deliver an immediate premium to Dorian shareholders relative to both Dorian’s market price and its expected financial contribution to the combined company.

The proposed transaction would be highly accretive for Dorian’s shareholders

•	Based on consensus broker estimates, Dorian shareholders would see meaningful earnings and cash flow accretion in 2019 and 2020 following a combination of Dorian and BW LPG
•	Expected synergies, conservatively estimated at $15 million per year, would further drive value for both Dorian and BW LPG shareholders
•	More broadly, the scale of the combined company will translate into significant additional earnings and cash flow accretion for Dorian shareholders in a strong industry trading environment, and the strength of the combined company’s credit and operating profile will better enable it to weather a challenging trading environment

Dorian will benefit from a stronger credit profile as part of a combination with BW LPG

•	BW LPG’s stronger credit profile means lenders are more willing to extend credit to us at better terms, which allows us to optimize our gearing levels compared to companies with weaker credit. We fully expect that these and additional benefits will be available to the stronger combined company
•	BW LPG’s credit profile, measured in terms of liquidity and cash flow debt servicing ability, is significantly stronger compared to that of Dorian across all relevant metrics, and that strength will carry over to the combined company:

Metric	Dorian	BW LPG	Pro-forma Company
Funds Flow from Operations / Debt(1)	5.9%	8.6%	7.6%
Cash Flow from Operations / Debt(1)	7.5%	9.9%	9.0%
Interest coverage(1)(2)	2.1x	2.2x	2.2x
Available liquidity(3)	$104m	$279m	$383m

(1)	Last twelve months up to March 31, 2018.
(2)	Calculated as EBITDA / Finance Charges.
(3)	Includes cash, cash equivalents, and undrawn credit facility.

BW LPG Limited Correspondence Address Registered Office	: 10 Pasir Panjang Road, #17-02 Mapletree Business City, Singapore 117438 : Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda

•	BW LPG’s relative credit strength is reflected in its significantly lower financing cost compared to Dorian’s. Dorian would achieve approximately $8 million of annual interest savings if it borrowed at BW LPG’s effective financing cost
•	Furthermore, Dorian’s recent refinancing in June 2018 of the DNB bridge loan via sale and leasebacks was completed at a cost of 110 basis points higher than its previous three comparable sale and leaseback transactions in November 2017, January 2018, and March 2018. In addition, in the most recent transactions, the buyers retained 55% of the sale proceeds as deposits. These arrangements for sale and leaseback transactions are atypical, and are reflective of Dorian’s credit position with lenders

The proposed transaction provides Dorian’s shareholders with an immediate premium and a larger share of the combined company relative to Dorian’s earnings contribution

•	BW LPG’s proposal already factors in the value of Dorian’s modern vessels

•        In fact, because our proposal takes into account the age and specifications of each vessel in the two fleets, it values Dorian’s VLGCs higher then BW LPG’s on a per vessel basis. Furthermore, we have been conservative in the values ascribed to our fleet, with our vessels (of comparable age and specification) valued in our proposal at a discount to the levels achieved by Dorian in its recent sale and leaseback transactions

We continue to believe that the proposed combination of Dorian and BW LPG is a unique and compelling opportunity to maximize value for the shareholders of both companies.

Accordingly, on behalf of the BW LPG board of directors, we are presenting this revised proposal for a combination of BW LPG and Dorian, under which Dorian shareholders would receive 2.12 BW LPG shares for each Dorian share. Following BW LPG's dual-listing on the NYSE and the completion of the transaction, Dorian shareholders would own approximately 46% of the combined company.

Based on BW LPG’s share price of NOK 32.86 per share and an NOK/USD exchange rate of 8.03, our revised proposal values each Dorian share at $8.67 per share, which represents:

•	A premium of 25% to the closing Dorian share price on May 25, 2018, the trading day prior to the announcement of our original proposal, of $6.96 per share
•	A premium of 19% to the long-term historical exchange ratio of Dorian and BW LPG since Dorian’s IPO and through May 25, 2018
•	An enterprise value of approximately $1.1 billion, which, based on reported adjusted EBITDA for the financial year ended March 31, 2018, represents an enterprise value to EBITDA multiple of 14.9x

In our dialogue with Dorian shareholders, we have heard overwhelming support for this transaction. Therefore, we intend to nominate a slate of independent and highly qualified director candidates to stand for election to Dorian’s Board. We encourage Dorian shareholders to support the election of these directors with their votes.

Sincerely,

/s/ Andreas Sohmen-Pao	/s/ Martin Ackermann
Andreas Sohmen-Pao	Martin Ackermann
Chairman of the Board of Directors	Chief Executive Officer

BW LPG Limited Correspondence Address Registered Office	: 10 Pasir Panjang Road, #17-02 Mapletree Business City, Singapore 117438 : Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda